SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

PHH Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

693320202
(CUSIP Number)

Marc Weingarten and David Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 8, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693320202	13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Orange Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,648,292 shares of Common Stock (including options to purchase 400,000 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,648,292 shares of Common Stock (including options to purchase 400,000 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,648,292 shares of Common Stock (including options to purchase 400,000 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON OO; IA

CUSIP No. 693320202	13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Orange Capital Master I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,648,292 shares of Common Stock (including options to purchase 400,000 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,648,292 shares of Common Stock (including options to purchase 400,000 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,648,292 shares of Common Stock (including options to purchase 400,000 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 693320202	13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Daniel Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,648,292 shares of Common Stock (including options to purchase 400,000 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,648,292 shares of Common Stock (including options to purchase 400,000 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,648,292 shares of Common Stock (including options to purchase 400,000 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON IN; HC

CUSIP No. 693320202	13D/A	Page 5 of 8 Pages

This Amendment No. 4 ("Amendment No. 4") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 19, 2013 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on October 10, 2013 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D, filed with the SEC on January 9, 2014 ("Amendment No .2") and Amendment No. 3 to the Original Schedule 13D, filed with the SEC on May 15, 2014 ("Amendment No. 3" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the "Schedule 13D") with respect to the shares of common stock, $0.01 par value (the "Common Stock") of PHH Corporation, a Maryland corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends Items 3, 5 and 6 as set forth below. This Amendment No. 4 constitutes an “exit filing” with respect to the Reporting Persons.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $27.1 million (including brokerage commissions) in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the Common Stock reported herein is the working capital of Orange Fund. The shares of Common Stock reported herein are held in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

CUSIP No. 693320202	13D/A	Page 6 of 8 Pages

Item 5.	INTEREST IN THE SECURITIES OF THE ISSUER

Paragraphs (a) – (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of 1,648,292 shares of Common Stock (including options to purchase 400,000 shares of Common Stock), constituting approximately 2.9% of the Issuer's outstanding Common Stock, based upon the 57,383,756 shares of Common Stock outstanding as of April 29, 2014, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2014, filed with the SEC on May 8, 2014.

Orange Capital and Mr. Lewis may each be deemed to beneficially own an aggregate of 1,648,292 shares of Common Stock (including options to purchase 400,000 shares of Common Stock), or approximately 2.9% of the outstanding Common Stock, which shares are directly held by Orange Fund.

(b) Orange Capital has shared voting power and shared dispositive power over the shares held by Orange Fund, by virtue of Orange Capital's role as the investment advisor to Orange Fund, and accordingly Orange Capital may be deemed to be a beneficial owner of such shares. Mr. Lewis has shared voting power and shared dispositive power over the shares held by Orange Fund, by virtue of his role as Managing Member of Orange Capital, and accordingly Mr. Lewis may be deemed to be a beneficial owner of such shares.

(c) Appendix A hereto (which is incorporated by reference in this Item 5 as if restated in full herein) sets forth all transactions with respect to the Common Stock effected since Amendment No. 3 by the Reporting Persons.

(e) July 8, 2014.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons are parties to an agreement with respect to the joint filing of the Schedule 13D (the "Joint Filing Agreement"). A copy of the Joint Filing Agreement is attached as Exhibit 1 to the Original Schedule 13D and is incorporated by reference herein.

The Reporting Persons hold call options covering 400,000 shares of Common Stock with a strike price of $25.00, which expire on August 16, 2014. The Reporting Persons have sold (i) put options covering 2,000,000 shares of Common Stock with strike prices ranging from $20.00 to $25.00 and expiration dates ranging from August 16, 2014 to November 22, 2014 and (ii) call options covering 700,000 shares of Common Stock with a strike price of $25.00, which expire on November 22, 2014.

Other than the Joint Filing Agreement and the options described in the immediately preceding paragraph, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

CUSIP No. 693320202	13D/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 10, 2014

ORANGE CAPITAL, LLC

By:	/s/ Daniel Lewis
Name: Daniel Lewis
Title: Managing Member

ORANGE CAPITAL MASTER I, LTD.

By:	/s/ Russell Hoffman
Name: Russell Hoffman
Title: Director

/s/ Daniel Lewis
Daniel Lewis

CUSIP No. 693320202	13D/A	Page 8 of 8 Pages

Appendix A

TRANSACTIONS IN THE COMMON STOCK EFFECTED BY THE REPORTING PERSONS

The following table sets forth all transactions with respect to the shares effected since Amendment No. 3 by any of the Reporting Persons.  Except as otherwise noted, all such transactions in the table were effected in the open market, and the table includes commissions paid in per share prices.

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
05/15/2014	42,143	21.2799
05/23/2014	75,000	24.511
05/23/2014	25,000	24.315
05/28/2014	114,000	25.3861
05/28/2014	(22,006)	25.3548
05/29/2014	(90,000)	25.3232
06/03/2014	100,000	23.6757
06/03/2014	128,800	23.5483
06/04/2014	(11,333)	23.9847
06/06/2014	(225,000)	24.0641
07/08/2014	(245,779)	23.8201
07/08/2014	(754,221)	23.8201
07/08/2014	(1,000,000)	23.82
07/08/2014	(2,400)	23.8498